June 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corbus Pharmaceuticals Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Fled March 12, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 9, 2019
File No. 001-37348

Ladies and Gentleman:

On behalf of Corbus Pharmaceuticals Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated June 10, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Healthcare & Insurance with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 12, 2019 and the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2019 filed on May 9, 2019 (the “Form 10-Q”).

For ease of reference, set forth below are the comments from the Staff, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Unless otherwise indicated, all capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-Q and page number references refer to page numbers in the Form 10-Q.

The Company has authorized us to respond to the Comment Letter as follows:

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Unaudited Condensed Consolidated Financial Statements

8. DEVELOPMENT AWARDS AND DEFERRED REVENUE

Collaboration with Kaken, page 19

Your disclosure on page 19 indicates that under the agreement with Kaken you will be responsible for conducting clinical studies and other development activities for the initial indications of the licensed products. It is unclear how you considered these development obligations when assessing the material promises under the agreement. Please tell us how you determined whether your development obligations represent a material promise under the agreement. Please also explain how you determined that the license and know-how transfer were distinct from your development obligations, thus warranting separate recognition as a performance obligation.

Response: With respect to the Company’s determination that the sharing of clinical data gathered through the conduct of the Global Development Plan (as defined in the Agreement) for the Initial Indications (referred to as “development obligations” in the comment letter received from the Staff, hereafter referred to “Initial Indications Development Plan”) is a material promise, the Company considered the guidance in ASC 606-10-25-16 through ASC 606-10-25-18.

Per the Collaboration and License Agreement, dated January 3, 2019 between the Company and Kaken Pharmaceutical Co., Ltd. (the “Agreement”), the Company is responsible for conducting or having conducted the Initial Indications Development Plan and transferring all data obtained from the Company’s Phase 3 study of lenabasum to Kaken for the purposes of obtaining regulatory approval in the Territory. The Company is conducting such Phase 3 study, which is the most significant component of the Initial Indications Development Plan, for its own purposes as part of its overall development strategy for lenabasum, for which the Company retains its rights outside of the Territory. The Company believes that data obtained from the Initial Indications Development Plan supports Kaken’s obtaining regulatory approval in the Territory and the Company obtaining regulatory approval in the rest of the world. Therefore, the conduct of the Initial Indications Development Plan is not solely a promise made to transfer a good or service to Kaken and the performance of the development itself is not a promise to a customer in the scope of ASC 606. In the event that data gathered from the Initial Indications Development Plan is not positive, the Company may abandon the trial and is under no obligation to continue to conduct such trials solely for the benefit of Kaken in the Territory. Therefore, the obligation to share with Kaken clinical data obtained while conducting the Initial Indications Development Plan (that is, the Phase 3 study) represents a material promise in the scope of ASC 606 as it was a bargained for element of the arrangement that is an obligation for the Company and transfers a “good” in the form of clinical data for the benefit of the customer.

With respect to the determination that the license and know-how transfer are distinct from the sharing of clinical data gathered through the conduct of the Initial Indications Development Plan, the Company considered the guidance in ASC 606-10-25-19 through ASC 606-10-25-21.

Kaken can use and benefit from the license and know-how once the know-how is transferred, without the performance of the Initial Indications Development Plan or receipt of the associated data. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether a collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promise, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. Upon receipt of the license and completion of the know-how transfer, Kaken has the right and the resources to perform clinical trials in the Territory (either on its own or by outsourcing to a contract research organization). Kaken negotiated with the Company to also have access to the data obtained by conducting the Initial Indications Development Plan (in addition to the data provided in the know-how transfer) because (a) the Initial Indications Development Plan is expected to satisfy local regulatory requirements and (b) it was more convenient and efficient to work directly with the Company on the Phase 3 study rather than separately perform a study or engage an outside party. Based on these factors, the Company determined the license and know-how transfer together meet the criterion of ASC 606-10-25-19(a) and are capable of being distinct from the sharing of clinical data gathered through of the conduct of the Initial Indications Development Plan.

As it relates to the criterion included in ASC 606-10-25-19(b), the sharing of clinical data gathered through the conduct of the Initial Indications Development Plan is separately identifiable from the combined promises (or combined performance obligation) to transfer the license and complete the know-how transfer. The Company is not providing a significant service of integrating the license, initial technology transfer and sharing of clinical data but rather is providing distinct (not combined) outputs to Kaken. The “good” provided to Kaken of the data generated under the Initial Indications Development Plan is explicitly described in the Agreement and is intended to support the regulatory approval in the Territory separately from the license and initial technology and the timing of the delivery of each item are significantly different (over time as the Phase 3 study is completed versus upfront upon execution of the Agreement). The promise to share clinical data from the conduct of the Initial Indications Development Plan is not contingent on other inputs or outputs. The clinical data obtained through conducting the Initial Indications Development Plan does not significantly modify or customize the license and know-how transfer. That is, the formulation of lenabasum was established prior to the execution of the Agreement and has already been subject to successful Phase 1 and Phase 2 studies. The purpose of the Phase 3 study is to expand the scale of the original studies and further demonstrate the efficacy and safety of the treatment. Based on these factors, the Company determined the license and know-how transfer together are distinct in the context of the contract from the sharing of clinical data gathered through of the conduct of the Initial Indications Development Plan. As the criteria in ASC 606-10-25-19 are met, the Company concluded the Kaken Agreement contains two distinct performance obligations; (a) the combined License and know-how transfer and (b) the sharing of clinical data gathered through of the conduct of the Initial Indications Development Plan.

Any questions regarding the contents of this letter, the Form 10-K or the Form 10-Q should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

Cc:	Sean Moran
Yuval Cohen